UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                 SEC FILE NUMBER
                                    333-38567

                                  CUSIP NUMBER
                                   981558102

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  | | Form 10-K   |_| Form 20-F  |_| Form 11-K  [x] Form 10-QSB

              |_|  Form N-SAR

                        For Period Ended: March 31, 2003

            /  /  Transition Report on Form 10-K [ ]
            /  /  Transition Report on Form 20-F [ ]
            /  /  Transition Report on Form 11-K [ ]
            /  /  Transition Report on Form 10-Q [ ]
            /  /  Transition Report on Form N-SAR

       For the Transition Period Ended: _______________________________________


    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS

                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

Not Applicable
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PART I - REGISTRANT INFORMATION

WORLD WIRELESS COMMUNICATIONS, INC.
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Full Name of Registrant


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Former Name if Applicable

5670 GREENWOOD PLAZA BOULEVARD, SUITE 340
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Address of Principal Executive Officer (Street and Number)

GREENWOOD VILLAGE, COLORADO 80111
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City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25)b), the following should be completed. (Check box if appropriate) [X] YES [ ] NO

     [x] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c)The accountant's statement or other exhibit required by Rule 12-b-25(C) has been attached if applicable.

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     WORLD WIRELESS COMMUNICATIONS, INC. (THE "COMPANY") IS WAITING FOR THE COMPLETION OF ITS UNAUDITED FINANCIAL STATEMENT TO BE INCLUDED IN ITS REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2003. THE COMPLETION OF SUCH REPORT HAS BEEN DELAYED DUE TO THE ADDITIONAL RESPONSE TIME NEEDED BY THE COMPANY TO COMPLETE ITS REVIEW OF CERTAIN ITEMS IN CONNECTION WITH ITS OPERATIONS. THE COMPANY INTENDS TO FILE ITS REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2003 PROMPTLY AFTER THE REVIEW OF SUCH INFORMATION.


                           PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          STEPHEN R. FIELD, ESQ.                      (212) 681-0870

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (of for such shorter) period that the registrant was required to file such reports)
          been filed? If answer is no, identify report(s).        Yes |X| No | |

          ----------------------------------------------------------------------

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?                             Yes |X |No | |


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant's sales for the three-month period ended March 31, 2003 were lower than such sales during the three months ended March 31, 2002.

     It is anticipated that the Registrant will incur a net loss for the three-month period ended March 31, 2003, and a net loss per share, which will be lower than the loss, and the net loss per share, for the quarter ended March 31, 2002.


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                      WORLD WIRELESS COMMUNICATIONS, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 16, 2003                     By:  /s/ Robert W. Hathaway
                                        -----------------------
                                        Robert W. Hathaway
                                        Vice President of Finance and
                                        Chief Financial Officer